# Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

**As of December 31, 2021**

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT.

# Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

**As of December 31, 2021**

# Morgan Creek Capital Distributors, LLC

## Contents

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
| --- |
| 8-68631 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morgan Creek Capital Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 West Barbee Chapel Road, Suite 200
(No. and Street)

| Chapel Hill | North Carolina | 27517 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mark Yusko | 919-442-6311 | myusko@morgancreekcap.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

| 50 Rockefeller Plaza | New York | New York | 10020 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 11/2/05 | 2468 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Mark Yusko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Creek Capital Distributors, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

__________ County, North Carolina
Signed and Sworn/Affirmed before me on
this 24th day of February, 2022
by __________
Notary Public __________

LESLIE C JACOB NOTARY MY COMMISSION EXPIRES 8/4/2026 PUBLIC DURHAM COUNTY, N.C.

Mark W. Yusko
Signature

CEO/CIO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITRINCOOPERMAN®

**Citrin Cooperman & Company, LLP**
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
**T** 212.697.1000 **F** 212.697.1004
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Morgan Creek Capital Distributors, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Creek Capital Distributors, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Morgan Creek Capital Distributors, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Morgan Creek Capital Distributors, LLC's management. Our responsibility is to express an opinion on Morgan Creek Capital Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Morgan Creek Capital Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Morgan Creek Capital Distributors, LLC's auditor since 2015.
New York, New York
March 25, 2022

# Financial Statement

# Morgan Creek Capital Distributors, LLC

## Statement of Financial Condition

| December 31, | | 2021 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 438,784 |
| Accounts receivable | | 34,158 |
| Due from related party | | 493,542 |
| Prepaid and other assets | | 60,009 |
| **Total Assets** | $ | 1,026,493 |
| | | |
| **Liabilities and Members' Equity** | | |
| | | |
| **Liabilities** | | |
| Accrued compensation and benefits | $ | 638,140 |
| Accounts payable and accrued expenses | | 18,302 |
| **Total Liabilities** | | 656,442 |
| | | |
| **Members' Equity** | | 370,051 |
| **Total Liabilities and Members' Equity** | $ | 1,026,493 |

*The accompanying notes are an integral part of this financial statement.*

# Morgan Creek Capital Distributors, LLC

## Notes to Financial Statement

### 1. Summary of Business Activities and Significant Accounting Policies

Morgan Creek Capital Distributors, LLC (the "Company") is a limited liability company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was formed on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011.  The Company was previously called Town Hall Capital, LLC from its inception until October 2015.

Morgan Creek Capital Management, LLC ("Morgan Creek") is the majority owner of the Company. Prior to September 30, 2015, Town Hall Holdings, LLC, a majority-owned subsidiary of Morgan Creek, owned the Company. The Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company.  It also serves as a placement agent raising capital primarily from investors in other Morgan Creek-sponsored funds, including private equity funds and private equity fund of funds (collectively, "Private Equity Funds"), and hedge funds and hedge fund of funds (collectively, "Hedge Funds").

### Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

### Cash

Cash represents balances held at financial institutions and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains a bank account at a financial institution; although the financial institution may have credit risk, the Company has not experienced any losses to date.

### Compensated Absences

Employee vacation is accrued when it is earned by employees.  No provision is recorded at year end as vacation is earned on a calendar year basis and no carryover provision for any unused vacation exists.

### Accounts Receivable and Allowance for Credit Losses

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Accounts receivable are stated at the amount the Company expects to collect. The Company's determination of the provision for credit losses is based on historical payment information or known customer financial concerns. The Company continually

monitors these estimates over the life of the receivables. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. The Company had $34,158 and $20,835 of accounts receivable at December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, respectively, the Company did not deem an allowance for uncollectible accounts to be necessary.

## Fair Value Measurements

The Company applies fair value accounting for its financial assets and liabilities in accordance with U.S. GAAP. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements and assumptions that market participants would use in pricing the asset or liability.

Certain financial instruments, which are not carried at fair value, are carried at amounts that approximate fair value due to their nature and generally negligible credit risk.

## Revenue Recognition

The Company accounts for revenue from contracts with customers in accordance with U.S. GAAP. Substantially all revenue from contracts with customers is primarily comprised of placement and distribution fees from the sale of private funds. The recognition and measurement of revenue are based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company enters into arrangements with investment managers, primarily Morgan Creek, to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as percentage of capital raised, of management fees earned, or of carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by Private Equity Funds, Hedge Funds or registered funds. Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts, such as distribution fees, are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investors activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis in arrears. Accordingly, in such instances, placement and distribution fees recognized in the current period are related to performance obligations that have been satisfied in prior periods.

The Company may also receive non-refundable retainers upon execution of agreements with managers of Private Equity Funds, Hedge Funds or registered funds to provide fundraising services. The Company provides such sales and marketing services on a daily basis.

### *Costs to Obtain or Fulfill A Contract with a Customer*

The Company generally does not incur costs to obtain contracts with customers. The Company incurs commission expense to fulfill contracts with its customers. Commissions are generally paid on a similar basis to the related placement and distribution fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

### *Significant Customer*

As more fully disclosed in Note 2, approximately 94% of the Company's receivables at December 31, 2021, are attributable to its relationship with Morgan Creek.

### *Income Taxes*

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the members are individually liable for reporting their share of the Company's net income or net loss.

In accordance with Accounting Standard Codification ("ASC") 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years from 2018 to 2021 (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. To date, the Company has not identified or recorded any unrecognized tax benefits.

### *Leases*

The Company accounts for leases under U.S. GAAP, which requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. U.S. GAAP also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. The Company had no leases for the year ended December 31, 2021.

### *Credit Losses*

Accounting Standard Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduces a credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measure at amortized cost (e.g. cash and receivables from clients), the Company has concluded that there are *de minimus* expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

## 2. Related Party Transactions

At December 31, 2021, the Company had receivables of $521,001 due from Morgan Creek and payables of $27,459 due to Morgan Creek, which were netted and included in "Due from related party" in the accompanying statement of financial condition. Morgan Creek will also, as part of its relationship with the Company, pay certain general and administrative costs on behalf of the Company, for which the Company will reimburse Morgan Creek. Morgan Creek made $114,228 of purchases on behalf of the Company during 2021, which is primarily included in "Compensation and benefits" in the accompanying statement of operations. The Company reimbursed Morgan Creek $118,327 for these purchases.

### *Employee Benefit Plan*

Morgan Creek sponsors a tax-qualified plan (the "Plan") for its personnel and the personnel of the Company. The Plan consists of a defined contribution profit sharing component and a deferred contribution. Contributions are made to the profit sharing component by the Company, subject to approval by the Company. The contribution amounts are not reduced by participant contributions, which are made through salary or bonus reductions. For the year ended December 31, 2021, $34,418 is included in "Accrued compensation and benefits" on the accompanying statement of financial condition.

## 3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had regulatory net capital of $319,169 and a required minimum regulatory net capital of $25,508.

## 4. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2021 through the date the financial statement was issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the year then ended.

## 5. Continuing Operations

ASU 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. The Company has incurred a net loss during the year and capital has been contributed as needed in order to support the entity and maintain net capital levels. As more fully described in Note 1, the Company is a component of a larger enterprise. Morgan Creek has committed to provide capital to support the Company's continuing operations and regulatory net capital through March 25, 2023, at a minimum.